CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

September 30, 2017

(Expressed in Canadian Dollars - unaudited)

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars - unaudited)

	September 30,	December 31,
	2017	2016
	$	$
Assets

Current
Cash (Note 3)	30,829,019	53,611,061
Receivables	89,844	229,745
Prepaid expenses (Note 4)	554,622	302,730
Held for trading investments (Note 5)	447,035	—
	31,920,520	54,143,536

Investment in associated company (Note 6)	—	6,175,021

Exploration and evaluation assets (Note 7)	144,131,976	93,913,136

Reclamation bonds (Note 8)	1,272,044	977,718

Property and equipment (Note 9)	174,816	135,318

	177,499,356	155,344,729

Liabilities

Current
Accounts payable and accrued liabilities (Note 10)	2,021,341	1,502,694

Shareholders' equity
Share capital (Note 11)	220,746,291	191,358,298
Reserves (Note 11)	5,750,740	5,310,291
Deficit	(51,019,016)	(42,826,554)
	175,478,015	153,842,035

	177,499,356	155,344,729

Nature and Continuance of Operations (Note 1), Commitments (Note 16), Subsequent Event (Note 18)

These condensed interim consolidated financial statements are authorized for issuance by the Board of Directors on November 10, 2017.

On Behalf of the Board of Directors:

“Jonathan Awde”	“Zara Boldt”
Jonathan Awde, Director	Zara Boldt, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in Canadian Dollars - unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$

Expenses
Community relations	662	—	95,976	—
Consulting fees (Note 13)	259,432	250,006	407,214	777,418
Depreciation (Note 9)	10,149	—	30,447	—
Foreign exchange loss (gain)	496,327	(147,108)	969,554	540,685
Insurance	102,242	85,545	299,496	182,365
Investor relations	155,974	134,306	361,138	411,531
Management fees (Note 13)	632,070	159,750	1,108,237	783,376
Office	149,703	89,573	370,762	247,819
Professional fees (Note 13)	168,922	130,872	599,288	459,480
Property investigation	—	132,121	149,169	390,225
Regulatory and shareholders service	159,194	57,881	371,161	143,782
Rent	73,749	61,580	188,341	169,768
Share-based compensation (Notes 11 and 13)	1,839,496	1,127,338	2,259,825	1,324,521
Travel and related	249,660	223,758	649,402	631,739
Wages and salaries (Note 13)	116,379	89,586	299,321	294,085

	(4,413,959)	(2,395,208)	(8,159,331)	(6,356,794)

Equity loss in associated company (Note 6)	—	(239,610)	(807,455)	(280,163)
Net change in fair value of held for trading investment (Note 5)	(57,543)	—	146,457	—
Interest income	76,264	48,172	248,989	121,100

Loss and comprehensive loss for the period	(4,395,238)	(2,586,646)	(8,571,340)	(6,515,857)

Basic and diluted loss per share	(0.02)	(0.01)	(0.04)	(0.03)

Weighted average number of common
shares outstanding (basic and diluted)	226,653,393	208,105,929	233,022,034	200,701,487

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars - unaudited)

	For the nine months ended September 30,
	2017	2016
	$	$
Cash flows used in operating activities
Net loss for the period	(8,571,340)	(6,515,857)
Items not affecting cash:
Depreciation	30,447	—
Share-based compensation	2,259,825	1,324,521
Unrealized gain on held for trading investment	(146,457)	—
Unrealized foreign exchange	67,116	47,871
Equity loss in associated company	807,455	280,163
Changes in non-cash working capital items
Decrease (increase) in receivables	191,147	(6,921)
(Increase) in prepaid expenses	(210,134)	(409,806)
Increase (decrease) in accounts payable and accrued liabilities	(1,768,475)	552,515
	(7,340,016)	(4,727,514)
Cash flows used in investing activities
Reclamation bonds	(328,292)	(86,634)
Held for trading investments	(300,000)	—
Investment in associated company	—	(4,866,100)
Acquisition of property and equipment	(125,345)	(66,654)
Cash acquired on acquisition	1,355,706	—
Exploration and evaluation assets expenditures	(17,662,118)	(12,365,221)
	(17,060,049)	(17,384,609)
Cash flows from financing activities
Proceeds from share issuances	—	29,931,931
Share issuance costs	(772,910)	(1,623,017)
Proceeds from exercise of warrants	251,505	7,468,804
Proceeds from exercise of stock options	2,139,828	2,659,700
	1,618,423	38,437,418

Net change in cash	(22,782,042)	16,325,295

Cash, beginning of period	53,611,061	10,121,153

Cash, end of period	30,829,019	26,446,448

Supplementary Cash Flow Information (Note 17)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars - unaudited)

	Number of Shares Issued	Share Capital	Reserves	Deficit	Total Shareholders' Equity
		$	$	$	$
Balance at December 31, 2015	167,769,539	111,690,762	6,876,998	(33,869,041)	84,698,719

Shares issued for cash	29,931,931	29,931,931	—	—	29,931,931
Share issuance costs	—	(1,623,017)	—	—	(1,623,017)
Shares issued for investment in associated company	532,864	1,678,522	—	—	1,678,522
Stock options exercised	2,990,600	4,829,527	(2,169,827)	—	2,659,700
Stock options expired	—	—	(463,218)	463,218	—
Stock options cancelled	—	—	(44,397)	44,397	—
Warrants exercised	7,468,804	7,468,804	—	—	7,468,804
Share-based compensation	—	—	1,324,521	—	1,324,521
Adjustment in investment in associated company	—	—	218,874	—	218,874
Net loss for the period	—	—	—	(6,515,857)	(6,515,857)
Balance at September 30, 2016	208,693,738	153,976,529	5,742,951	(39,877,283)	119,842,197

Shares issued for cash	12,036,436	38,155,502	—	—	38,155,502
Share issuance costs	—	(1,806,393)	—	—	(1,806,393)
Stock options exercised	786,561	1,032,660	(432,660)	—	600,000
Net loss for the period	—	—	—	(2,949,271)	(2,949,271)
Balance at December 31, 2016	221,516,735	191,358,298	5,310,291	(42,826,554)	153,842,035

Stock options exercised	2,312,916	3,833,243	(1,693,415)	—	2,139,828
Adjustment in investment in associated company	—	—	(218,874)	227,836	8,962
Shares issued pursuant to the acquisition	9,352,320	24,970,694	—	—	24,970,694
Issuance of replacement stock options and warrants	—	—	576,506	—	576,506
Warrants exercised	218,700	584,056	(332,551)	—	251,505
Stock options expired	—	—	(151,042)	151,042	—
Share-based compensation	—	—	2,259,825	—	2,259,825
Net loss for the period	—	—	—	(8,571,340)	(8,571,340)
Balance at September 30, 2017	233,400,671	220,746,291	5,750,740	(51,019,016)	175,478,015

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “GSV” and on the NYSE American under the symbol “GSV”.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s exploration and evaluation assets are at the exploration stage and are without a known body of commercial ore. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as exploration and evaluation assets costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for exploration and evaluation assets costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future. As at September 30, 2017, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its exploration activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. The Company estimates it has sufficient working capital to continue operations for the upcoming year.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period. It is therefore recommended that this financial report be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2016.

The accounting policies applied in preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2016.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Basis of presentation

These condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, JKR Gold Resources Inc., JKR Gold Resources (USA) Inc., JMD Exploration Corp., Gold Standard Ventures (US) Inc., Tacoma Exploration LLC., Battle Mountain Gold Inc., Battle Mountain Gold (USA) Inc., and Madison Enterprises (Nevada) Inc., from their dates of formation or acquisition. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in comprehensive loss.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, valuation of the acquisition of an associated company, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration and evaluation assets

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates (continued)

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

Valuation of the acquisition of an associated company

The Company acquired a publicly traded associated company in June 2017 (Note 6). The process for determining whether the acquisition was an asset purchase versus a business acquisition was performed and primary consideration was given to the exploration stage of mineral properties, among other items. Shares issued for the acquisition were valued on the issue date and the excess of overall acquisition costs over net assets acquired was attributed to the mineral properties acquired.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Valuation of held for trading investment

To value the held for trading investment, management obtains publicly available financial information to estimate the fair value of the investments.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Standards issued or amended but not yet effective

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the nine months ended September 30, 2017 and have not been applied in preparing these condensed interim consolidated financial statements. The Company is currently considering the possible effects of the new and revised standards which will be effective with the Company’s consolidated financial statements for the year ending December 31, 2018 or later:

•	IFRS 9 – Financial Instruments: Applies to classification and measurement of financial assets and liabilities as defined in IAS 39. It is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Company’s consolidated financial statements.

•	IFRS 15 – Clarifications to IFRS 15 “Revenue from Contracts with Customers” issued. The amendments do not change the underlying principles of the standard, but simply clarify and offer some additional transition relief. The standard is effective for annual periods beginning on or after January 1, 2018. The Company does not expect that the adoption of this standard will have any effect on the Company’s consolidated financial statements.

•	IFRS 16 – Leases: On January 13, 2016, the IASB issued the final version of IFRS 16 Leases. The new standard will replace IAS 17 Leases and is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases applying IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short-term leases (i.e. leases of 12 months or less) and leases of low-value assets.

NOTE 3 – Cash

	September 30, 2017	December 31, 2016
	$	$
Cash at bank	30,548,303	53,290,859
Cash held in lawyers’ trust account	280,716	320,202

	30,829,019	53,611,061

NOTE 4 – Prepaid Expenses

	September 30, 2017	December 31, 2016
	$	$
Prepaid expenses	467,404	292,237
Deposits	87,218	10,493

	554,622	302,730

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 5 – Held for Trading Investments

In February 2017, the Company acquired 600,000 shares of Contact Gold Corp. for a total of $300,000, which have been classified as held for trading and measured at fair value. The fair value of the investment as at September 30, 2017 was $444,000 (December 31, 2016 - $nil). In connection with the acquisition of Battle Mountain Gold Inc. (“BMG”), the Company acquired certain marketable securities, which have been classified as held for trading and measured at fair value. As at September 30, 2017, the fair value of the investment was $3,035 (December 31, 2016 - $nil). During the nine months ended September 30, 2017, the Company recorded an unrealized gain of $146,457 on all of its held for trading investments which has been recorded through profit or loss.

NOTE 6 – Acquisition

On May 6, 2016, the Company acquired 10,481,435 units of BMG at a price of $0.35 per unit for a total subscription price of $3,668,502. Each unit consisted of one common share of BMG and one-half of one common share purchase warrant. The share purchase warrants entitled the Company to purchase up to an additional 5,240,717 common shares of BMG for a period of two years at a price of $0.37 per share. BMG was a public company trading on the TSX-V and its principal business activity was the exploration of mineral properties. The corporate office was located in Vancouver, British Columbia, Canada.

In June 2016 and as amended in August 2016, the Company entered into an agreement with BMG and the royalty owner (the “Royalty Owner”) of BMG’s Lewis Gold Project to reduce the royalty rate on gold and silver production of the Lewis Gold Project from 5% to 3.5% (the “BMG Royalty Agreement”). In exchange, the Company agreed to pay US$1.85 million in a combination of cash and shares on behalf of BMG to the Royalty Owner. In August 2016, the Company paid $1,197,598 (US$925,000) in cash and issued 532,864 common shares of the Company with a total fair value of $1,678,522 (Note 11) (collectively “the Advance”) to the Royalty Owner. In August 2016, the Company exercised 5,240,717 warrants for 5,240,717 common shares of BMG for a total of $1,939,065 using a portion of the Advance. In addition, BMG issued 885,468 common shares valued at $752,649 to settle the remaining balance of the Advance. As a result, the Company recorded a loss on settlement of advance of $184,406.

The following is a reconciliation of the Company’s investment in BMG prior to acquisition:

$
Balance as at December 31, 2015	-
Initial investment	3,668,502
Additional investment	2,691,714
Dilution loss in BMG	(67,602)
Equity loss in BMG	(336,467)
Impact of share based payment in BMG	218,874
Balance as at December 31, 2016	6,175,021
Dilution loss in BMG	(238,057)
Equity loss in BMG	(569,398)
Impact of share based payment in BMG	8,962
Value of investment prior to acquisition	5,376,528

In April 2017, the Company entered into a definitive agreement pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of BMG (other than those already owned by the Company) for consideration of 0.1891 of a common share of the Company plus $0.08 in cash for each BMG common share held, by way of a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement“).

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 6 – Acquisition – (continued)

In June 2017, the Company acquired all of the issued and outstanding common shares of BMG, other than those already owned by the Company. As consideration, the Company issued 9,352,320 common shares at a value of $24,970,694 (Note 11) and made cash payments of $3,956,656 to the shareholders of BMG. As part of the arrangement, all unexercised BMG stock options and warrants were exchanged for the Company’s replacement stock options and warrants at the fixed exchange ratio at a value of $576,506 (Note 11). In addition, the Company incurred $561,959 in transaction costs relating to the acquisition and these costs were capitalized as part of the acquisition of the exploration and evaluation assets.

The acquisition of BMG has been treated as an acquisition of exploration and evaluation assets.

The assets and liabilities of BMG assumed on acquisition were as follows:

$
Cash	1,355,706
Receivables	51,246
Held for trading investments	578
Prepaid expenses	41,758
Exploration and evaluation assets	10,189,010
Reclamation bonds	33,150
Accounts payable and accrued liabilities	(235,486)
Loan payable	(1,550,000)

Net assets	9,885,962

The total consideration for the acquisition is as follows:

$
Value of investment prior to acquisition	5,376,528
Cash paid	3,956,656
Value of shares issued	24,970,694
Transaction costs	561,959
Value of replacement stock options and warrants	576,506
35,442,343
Less: net assets	(9,885,962)

Excess consideration paid over the net assets of BMG	25,556,381

The excess of the consideration over the net assets of BMG has been added to the exploration and evaluation assets to reflect the fair value of the Lewis Gold Project.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 7 – Exploration and Evaluation Assets

Expenditures for the fiscal period related to exploration and evaluation assets located in Nevada, USA are as follows:

	Railroad-Pinion	Lewis Gold	Total

Balance as at December 31, 2015	74,682,974	—	74,682,974

Property acquisition and staking costs	27,502	—	27,502
Exploration expenses
Claim maintenance fees	247,135	—	247,135
Consulting	2,312,531	—	2,312,531
Data analysis	421,754	—	421,754
Drilling	10,321,270	—	10,321,270
Environmental and permitting	8,221	—	8,221
Geological	722,911	—	722,911
Lease payments	1,292,287	—	1,292,287
Metallurgy	389,766	—	389,766
Sampling and processing	881,118	—	881,118
Site development and reclamation	842,111	—	842,111
Supplies	1,686,103	—	1,686,103
Vehicle	34,290	—	34,290
Travel	43,163	—	43,163
	19,230,162	—	19,230,162

Balance as at December 31, 2016	93,913,136	—	93,913,136

Property acquisition and staking costs	253,744	35,745,391	35,999,135
Exploration expenses
Claim maintenance fees	367,986	79,138	447,124
Consulting	1,412,305	65,848	1,478,153
Data analysis	483,593	12,798	496,391
Drilling	6,938,431	—	6,938,431
Environmental and permitting	210,362	—	210,362
Equipment rental	14,009	—	14,009
Geological	936,703	4,362	941,065
Lease payments	781,980	—	781,980
Metallurgy	730,187	—	730,187
Sampling and processing	633,247	1,460	634,707
Site development and reclamation	694,741	2,067	696,808
Supplies	847,555	401	847,956
Travel	2,532	—	2,532
	14,307,375	35,911,465	50,218,840

Balance as at September 30, 2017	108,220,511	35,911,465	144,131,976

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 7 - Exploration and Evaluation Assets – (continued)

Railroad-Pinion Project

The Railroad-Pinion project is located in Elko County, Nevada, USA.

During the period from August 2009 to September 2017, the Company entered into various agreements to acquire or lease certain claims, properties and surface rights subject to net smelter return royalties (“NSR”) ranging between 1% and 5%. As well, certain claims are subject to a 1.5% Mineral Production Royalty. The agreements are subject to specific lease terms, extension options, back-in rights, buy down or purchase provisions, lease terms and work commitments as further detailed in the Company’s most recent annual audited consolidated financial statements.

During the nine months ended September 30, 2017, the Company entered into certain amendments to existing mining lease agreements to include additional mineral properties for additional annual lease payments.

During the nine months ended September 30, 2017, the Company entered into additional agreements as follows:

In March 2017, the Company entered into a mining lease agreement to lease a 100% interest in certain mineral rights for a period of 10 years. The Company paid an initial amount of US$75,000 upon execution of the agreement and an annual lease payment of US$75,000. The lease agreement is subject to a 3.5% NSR. The Company has the option to extend the lease for an additional 10 years by paying US$75,000 and making annual lease payments of US$75,000 per year. In addition, the Company entered into a surface use agreement with a primary term of 10 years, with provisions for extension thereafter. The surface use agreement is subject to an annual lease payment of US$9,000. The Company has the option to purchase the property for US$2,000,000 and must exercise the option prior to commencing production.

Payment requirements from the remainder of 2017 to 2022 under the above agreements are approximately as follows:

	Total	Total
	Work commitment	Lease payment	Total
	US$	US$	US$
2017	—	555,000	555,000
2018	1,500,000	1,024,000	2,524,000
2019	1,300,000	1,067,000	2,367,000
2020	1,300,000	1,006,000	2,306,000
2021	1,300,000	755,000	2,055,000
2022	1,300,000	306,000	1,606,000
	6,700,000	4,713,000	11,413,000

Lewis Gold Project

As a result of the acquisition of BMG, the Company acquired a 100% right, title and interest in mining claims located in the Battle Mountain Mining District in Lander County, Nevada, USA (the “Lewis Gold Project”).

The Lewis Gold Project is subject to an advance minimum annual royalty in the amount of US$60,000 in cash, which is subject to an annual escalation based upon a defined consumer price index. The advance minimum royalty payments are to be credited against any production royalty payable in the same year. Production royalties include a 3.5% NSR for gold and silver and a 4% NSR for other minerals such as lead, zinc, and copper.

Pursuant to the BMG Royalty Agreement, the Company can further reduce the NSR for gold and silver from 3.5% to 2.5% for an additional payment of US$2,150,000 by August 2018 with an option to extend to August 2019 upon an additional payment of US$250,000.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 8 - Reclamation Bonds

In relation to its exploration and evaluation assets, the Company has posted reclamation bonds as at September 30, 2017 of $1,272,044 (US$1,016,595) (December 31, 2016 - $977,718 (US$728,174)).

NOTE 9 - Property and Equipment

Leasehold improvements
$
Cost:
At December 31, 2015	65,275
Additions	145,467
At December 31, 2016	210,742
Additions	69,945
At September 30, 2017	280,687
Depreciation:
At December 31, 2015	65,275
Charge for the year	10,149
At December 31, 2016	75,424
Charge for the period	30,447
At September 30, 2017	105,871
Net book value:
At December 31, 2016	135,318
At September 30, 2017	174,816

NOTE 10 – Accounts Payable and Accrued Liabilities

	September 30, 2017	December 31, 2016
	$	$
Accounts payable	1,356,476	1,286,613
Accrued liabilities	664,865	216,081

	2,021,341	1,502,694

NOTE 11 - Share Capital and Reserves

Authorized Share Capital

Unlimited number of common shares without par value.

Issued Share Capital

In February 2016, the Company completed two private placements totalling 29,931,931 common shares of the Company at a price of $1.00 per share for proceeds totalling $28,308,914, net of cash commissions and expenses of $1,623,017.

In August 2016, the Company issued 532,864 common shares of the Company at a fair value of $3.15 per share for total value of $1,678,522 pursuant to the additional investment in BMG (Note 6).

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Share Capital and Reserves – (continued)

Issued Share Capital (continued)

In October 2016, the Company completed a private placement totalling 12,036,436 common shares of the Company at $3.17 per share for proceeds of $36,349,109, net of cash commissions and expenses of $1,806,393.

In June 2017, in connection to the acquisition of BMG, the Company issued 9,352,320 common shares at a value of $24,970,694 (Note 6).

Share Purchase Warrants

During the year ended December 31, 2016, the Company issued 7,468,804 common shares in relation to the exercise of 7,468,804 warrants for proceeds of $7,468,804. In addition, 125,444 warrants expired unexercised.

In June 2017, in connection to the acquisition of BMG, the Company issued 218,700 replacement warrants, at a value of $332,551, calculated using the Black-Scholes option pricing model assuming a life expectancy of one month, a risk free rate of 0.56%, a forfeiture rate of 0%, and volatility of 52% (Note 6). In July 2017, the Company issued 218,700 common shares in relation to the exercise of 218,700 replacement warrants for total proceeds of $251,505 and the fair value of $332,551 attributable to these warrants was transferred from reserves to share capital.

A summary of share purchase warrant activities are as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding at December 31, 2015	7,594,248	1.00
Exercised	(7,468,804)	1.00
Expired	(125,444)	1.00
Outstanding at December 31, 2016	—	—
Replacement warrants issued	218,700	1.15
Exercised	(218,700)	1.15
Outstanding at September 30, 2017	—	—

Stock Options

The Company has a Stock Option Plan whereby the maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant. The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX). Options may be granted for a maximum term of five years from the date of the grant, are non-transferable and expire within 90 days of termination of employment, consulting arrangement or holding office as a director or officer of the Company, are subject to vesting provisions as determined by the Board and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

During the year ended December 31, 2016, the Company granted 672,500 stock options with a weighted average exercise price of $2.93 per share, at a fair value of $1,324,521 or $1.97 per option. The Company also issued 3,777,161 common shares in relation to the exercise of 3,777,161 stock options for total proceeds of $3,259,700 and the fair value of $2,602,487 attributable to these stock options was transferred from reserves to share capital. Additionally, 430,400 stock options expired unexercised and 100,000 stock options were cancelled. As a result, the fair value of $507,615 attributable to these stock options was transferred from reserves to deficit.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Share Capital and Reserves – (continued)

Stock Options (continued)

During the nine months ended September 30, 2017, the Company issued 2,312,916 common shares in relation to the exercise of 2,312,916 stock options (including 87,477 replacement options) for total proceeds of $2,139,828 and the fair value of $1,693,415 attributable to these stock options was transferred from reserves to share capital. Additionally, 25,000 stock options expired unexercised and the fair value of $57,767 attributable to these stock options was transferred from reserves to deficit. In addition, during the nine months ended September 30, 2017, the Company granted a total of 3,465,140 stock options as follows:

•	325,000 stock options with an exercise price of $2.24 per share vested immediately with a fair value of $420,329, or $1.29 per option.

•	2,455,540 stock options with an exercise price of $2.12 per share vest one-third immediately, one-third on January 2, 2018, and one-third on January 2, 2019, with a fair value of $3,010,246 ($1.23 per option) of which $1,510,358 was expensed.

•	84,600 stock options with an exercise price of $2.12 per share vested immediately with a fair value of $47,672, or $0.56 per option.

•	600,000 stock options with an exercise price of $2.25 per share vest one-third immediately and one-third every year thereafter, with a fair value of $786,240 ($1.31 per option) of which $281,466 was expensed.

In June 2017, in connection to the acquisition of BMG, the Company issued 153,089 replacement options with a weighted average exercise price of $1.67 per share, at a fair value of $243,955 (Note 6). During the nine months September 30, 2017, 65,612 replacement options expired unexercised and the fair value of $93,275 attributable to these stock options was transferred from reserves to deficit.

The fair value of options granted is estimated on the grant date using the Black-Scholes option pricing model using the following weighted average variables:

	For the nine months ended September 30,
	2017	2016
Risk-free interest rate	1.53%	0.60%
Expected option life in years	4.90 years	5.00 years
Expected stock price volatility	70%	79%
Expected dividend rate	0%	0%

A summary of stock options activities are as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at December 31, 2015	11,823,000	0.84
Granted	672,500	2.93
Expired	(430,400)	1.28
Cancelled	(100,000)	0.73
Exercised	(3,777,161)	0.86
Outstanding at December 31, 2016	8,187,939	0.98
Exercised	(2,312,916)	0.93
Granted	3,465,140	2.15
Expired	(90,612)	2.47
Replacement options issued	153,089	1.67
Outstanding at September 30, 2017	9,402,640	1.42

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 11 - Share Capital and Reserves – (continued)

Stock Options (continued)

A summary of the stock options outstanding and exercisable at September 30, 2017 is as follows:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Date
$
0.79	1,367,000	1,367,000	March 18, 2018
0.76	823,000	823,000	May 23, 2018
2.12	84,600	84,600	August 1, 2018
0.77	765,000	765,000	September 12, 2019
0.73	2,350,000	2,350,000	November 27, 2020
2.14	110,000	110,000	June 21, 2021
3.16	522,500	522,500	September 29, 2021
2.24	325,000	325,000	June 1, 2022
2.12	2,455,540	818,513	August 1, 2022
2.25	600,000	200,000	September 12, 2022
	9,402,640	7,365,613

The stock option reserves record items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

NOTE 12 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	As at September 30, 2017
	Canada	US	Total
	$	$	$
Reclamation bonds	-	1,272,044	1,272,044
Property and equipment	104,871	69,945	174,816
Exploration and evaluation assets	-	144,131,976	144,131,976
	104,871	145,473,965	145,578,836

	As at December 31, 2016
	Canada	US	Total
	$	$	$
Reclamation bonds	-	977,718	977,718
Property and equipment	135,318	-	135,318
Exploration and evaluation assets	-	93,913,136	93,913,136
	135,318	94,890,854	95,026,172

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 13 - Related Party Transactions

During the nine months ended September 30, 2017, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.	As at September 30, 2017, $9,225 (December 31, 2016 - $423) was included in accounts payable and accrued liabilities owing to an officer and directors of the Company in relation to accrued directors’ fees, professional fees and reimbursement of expenses.

ii.	A director and officer resigned and the Company agreed to pay a total termination payment of $384,902 in accordance with the terms and conditions of his consulting agreement with the Company. As at September 30, 2017, $122,882 (December 31, 2016 - $1,858) was included in accounts payable and accrued liabilities owing to a company controlled by this former director and officer.

Summary of key management personnel compensation:

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

	For the nine months ended September 30,
	2017	2016
	$	$
Management fees	1,108,237	783,376
Consulting fees	-	30,570
Professional fees	13,500	-
Exploration and evaluation assets expenditures	186,654	178,722
Wages and salaries	32,939	31,539
Share-based compensation	1,660,324	755,153
	3,001,654	1,779,360

NOTE 14 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity. Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the period.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 15 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash, receivables, held for trading investments, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash and held for trading investments are measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, commodity price, and equity price risk.

a)	Currency risk

The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at September 30, 2017, the Company had a net monetary asset position of approximately US$13,434,000. Each 1% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $134,300.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian and U.S. financial institutions and the Company considers this risk to be remote.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)	Commodity price risk

The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

f)	Equity price risk

The equity price risk associated with the Company’s current held for trading investment primarily relates to the change in the market prices of the investments in the portfolio. The Company monitors the financial asset prices to determine the appropriate course of action to be taken.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017

(Expressed in Canadian Dollars - unaudited)

NOTE 16 - Commitments

a)	The Company has a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020 and incurring minimum monthly rent payments from $5,367 in 2015 increasing to $6,134 in 2020.

In August 2017, the Company entered into a lease agreement for office premises in Elko, Nevada expiring on August 28, 2022 and incurring minimum monthly rent payments from US$8,000 (US$12,000 during renovation) in 2017 increasing to US$10,000 in 2022. The Company has an option to purchase the property for US$1,100,000 with a credit to be applied to the purchase price based on a percentage of the minimum rent payments made in the year of purchase.

Summary of commitments for office leases:

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	71,819	130,416	202,235
Payable later than one year and not later than five years	116,546	543,504	660,050
Payable later than five years	-	-	-
Total	188,365	673,920	862,285

b)	The Company has two separate consulting agreements with officers and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term. The agreements require total combined payments of $50,750 per month. Included in each agreement is a provision for a two year payout in the event of termination without cause and three year payout in the event of a change in control.

c)	The Company has two separate employment agreements with employees of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$34,517 per month. Included in each agreement is a provision for a two year payout in the event of termination following a change in control.

d)	The Company has an employment agreement with an officer of the Company to provide corporate secretarial and legal services to the Company for an indefinite term. The agreement requires payment of $19,167 per month. Included in the agreement is a provision for a two year payout in the event of termination without cause or in the event of a change in control.

GOLD STANDARD VENTURES CORP.

(An Exploration Stage Company)

Notes to Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017

(Expressed in Canadian Dollars - unaudited)

Note 17 – Supplementary Cash Flow Information

A summary of the non-cash transactions is as follows:

	For the nine months ended September 30,
	2017	2016
Non-cash transactions
Exploration and evaluation assets expenditures in accounts payable at period end	1,689,856	2,229,899
Property and equipment in accounts payable at period end	59,904	—
Shares issued for acquisition of exploration and evaluation assets	24,970,694	—
Reclassification of cancelled stock options	227,836	44,397
Reclassification of expired stock options	151,042	463,218
Reclassification of stock options exercised	1,693,415	2,169,827
Replacement options and warrants issued	576,506	—
Reclassification of investment in associated company to exploration and evaluation assets	5,376,528	—
Shares issued for investment in associated company	—	1,678,522
Impact of share based payment expense in associated company	—	218,874

NOTE 18 – Subsequent Event

a)	In October 2017, the Company issued 96,000 shares in relation to the exercise of 96,000 stock options for total proceeds of $74,360.

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